UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Usman Nabi

Browning West LP

1999 Avenue of the Stars

Suite 1150

Los Angeles, California 90067

(310) 984-7600

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Browning West, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN, IA

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CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Usman Nabi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 375916103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares (the “Shares”), of Gildan Activewear Inc., a Canadian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Quebec, Canada H3A 3J2.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Browning West, LP, a Delaware limited partnership (“Browning West”), with respect to the Shares held by a certain fund (the "Browning West Fund") to which it serves as investment manager; and
(ii)	Usman Nabi, as the managing member of Browning West UPG ManCo LLC (“Browning West UPG”), the general partner of Browning West, and the Chief Investment Officer of Browning West.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Browning West and Mr. Nabi is 1999 Avenue of the Stars, Suite 1150, Los Angeles, California 90067.

(c)       The principal business of Browning West is serving as the investment manager of the Browning West Fund. Mr. Nabi serves as the managing member of Browning West UPG and the Chief Investment Officer of Browning West.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Browning West is organized under the laws of the State of Delaware. Mr. Nabi is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by the Reporting Persons were purchased with the working capital of the Browning West Fund for which Browning West serves as investment manager (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 8,640,448 Shares beneficially owned by the Reporting Persons is approximately $233,338,879, including brokerage commissions.

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CUSIP No. 375916103

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Based on the Reporting Persons’ knowledge of longtime CEO and Co-Founder Glenn Chamandy’s strong historical record and the healthy trajectory of the business, the Reporting Persons were alarmed to learn that the Board had abruptly terminated Mr. Chamandy as CEO without cause on December 11th and had appointed Vince Tyra to replace him. Since such time, the Reporting Persons have issued two public letters to the Issuer’s board of directors (the “Board”) and a public letter to shareholders expressing, among other things, their deep concerns with the Board’s poor handling of the CEO succession and questionable judgement and outlining three critical deficiencies in the Board’s CEO search criteria that led to the unacceptable appointment of Mr. Tyra as CEO. In the first public letter issued to the Board on December 14th (the “December 14 Letter”), the Reporting Persons called on the Board to immediately (i) reinstate Mr. Chamandy to the Board and as CEO; (ii) remove Donald Berg as Chair of the Board and initiate a search for a new Chair; and (iii) appoint Browning West’s Co-Founder Peter Lee to the Board as a representative of a significant, long-term shareholder. The Reporting Persons also noted in the December 14 Letter that in the event the Board does not act with urgency, the Reporting Persons will consider exercising their rights as a shareholder, including with respect to requisitioning a special meeting to reconstitute the Board.

Unfortunately, rather than address the serious concerns and demands emanating from a critical mass of the Issuer’s longest-tenured shareholders, the Board has demonstrated its recalcitrance by standing firmly behind its poor, value destructive decision-making and making threats against its own shareholders.

In a December 20th public letter to the Board (the “December 20 Letter”), the Reporting Persons reiterated their demands that the Board immediately (i) reinstate Glenn Chamandy as CEO; (ii) remove Mr. Berg as Chair, and (iii) appoint Browning West’s Co-Founder Peter Lee as a shareholder representative to the Board. In the December 20 Letter, the Reporting Persons warned the Board members that should they continue to ignore the feedback of eight shareholders who collectively own more than 33% of shareholders, the Reporting Persons are fully prepared to requisition a Special Meeting of shareholders to hold the Board accountable for its actions and prevent the further destruction of value.

After the Board continued to ignore the urgings of the Reporting Persons and demonstrated its unwillingness to effectively remedy the broad and unprecedented shareholder opposition to its recent actions, the Reporting Persons issued a letter to shareholders on December 29th (the “December 29 Letter”) conveying the Reporting Persons’ intention to requisition the Issuer to convene a Special Meeting, where shareholders could vote to remove five of the incumbent directors from the Board; and appoint five highly qualified director candidates – Michael Kneeland, Glenn Chamandy, Peter Lee, Karen Stuckey, and J.P. Towner – to the Board.

The Reporting Persons stated in the December 29 Letter that the Special Meeting will represent a referendum on the Board’s actions and, if successful, the newly reconstituted Board will have a mandate to immediately take the following actions: (i) appoint Mr. Kneeland as independent, non-executive Chair, (ii) terminate Mr. Tyra’s employment, and (iii) appoint Mr. Chamandy as CEO.

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CUSIP No. 375916103

The five highly qualified director candidates are:

•	Michael Kneeland (U.S. Citizen), Non-Executive Chair and Former Chief Executive Officer of United Rentals, Inc. (NYSE: URI), is a renowned leader with an exceptional record of value creation in a large and operationally complex business, with experience overseeing a robust executive development program and successful CEO succession processes, and experience working with founders of highly successful businesses. In our experience, the most effective board Chairs are those individuals who have been successful CEOs in their own executive careers. Former CEOs are able to more effectively mentor current CEOs and their successors, as opposed to those executives whose careers ended in a functional or divisional role. His experience is highly relevant given the recently mishandled CEO succession, which was overseen by the current Board.
o	Exceptional Record of Value Creation in a Large and Operationally Complex Business: Mr. Kneeland currently serves as the Non-Executive Chair of United Rentals, Inc. (“United Rentals”), a nearly $50 billion USD enterprise value equipment rental business with over $14 billion USD of revenue and nearly $7 billion USD of EBITDA. Mr. Kneeland became Chair in May 2019, following his retirement as CEO. United Rentals stock has returned 16x or nearly 18% annualized over the past 16 years, generating $34 billion USD in value spanning Mr. Kneeland’s CEO and Chair tenure at United Rentals from 2007 to today. Under Mr. Kneeland’s leadership as CEO, United Rentals also invested over $10 billion USD in net capital expenditures and nearly $8 billion USD in acquisitions which drove significant value creation. United Rentals’ revenue, EBITDA, and free cash flow per share grew 2.5x, 3.8x, and 9.5x, respectively, during his CEO tenure. During his tenure as CEO and Chair, United Rentals’ operating margins improved over 1,000 basis points to over 28%, which is well above the 18 to 20% operating margins shareholders expect from Gildan. Mr. Kneeland’s leadership achievements are profiled in the book “Lessons from the Titans,” which highlights his team’s operational excellence, kaizen mentality, and investment discipline. These skills are directly relevant to Gildan’s operations.
o	Experience Leading Successful CEO Succession Processes: When he was CEO, Mr. Kneeland carefully developed internal succession candidates, and in 2019 he successfully transitioned the United Rentals CEO role to COO Matthew Flannery. Since Mr. Flannery became CEO, United Rentals’ stock has returned 4.1x, or 35% annualized, continuing the company’s strong track record of value creation.
o	Experience Working with Founders of Successful Businesses: United Rentals was initially led by its founders in the first six years of the company’s existence. Mr. Kneeland had extensive experience working with these founders, who remained on United Rentals’ board of directors while Mr. Kneeland was in a senior leadership position.
o	Notable Leadership Roles: Mr. Kneeland currently serves as Chair of Maxim Crane Works LP and as a director on the board of directors of American Tire Distributors, Inc. In 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics.
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CUSIP No. 375916103

•	Glenn Chamandy (Canadian Citizen), Co-Founder and Former Chief Executive Officer of Gildan, has a strong record of value creation, an unrivaled understanding of the Issuer’s low-cost vertically integrated apparel manufacturing business model, and experience leading a complex global business. His experience is highly relevant given his role as the CEO of the Issuer for almost 20 years.
o	Strong Record of Value Creation: Mr. Chamandy has over 40 years of experience leading Gildan, with almost 20 years of experience serving as CEO. From 1998 to 2023, Mr. Chamandy was responsible for delivering nearly 16% annual growth in earnings-per-share. During this time, Gildan’s stock returned 99x, or a nearly 20% annualized return, outperforming all of Gildan’s competitors, many of which were forced to exit Gildan’s market or were acquired by Gildan. Even through a challenging economic environment, Mr. Chamandy enhanced market share and grew EPS at Gildan by 54% in the past four years.
o	Unrivaled Understanding of Gildan’s Low-Cost Vertically Integrated Apparel Manufacturing Business Model: Mr. Chamandy devoted his entire career to building Gildan into a low-cost, vertically integrated manufacturing business, investing over $2 billion USD of capital expenditures over the past 20 years. Much of Gildan’s success can be attributed to the low-cost position, which Mr. Chamandy architected and maintained for decades.
o	Experience Leading a Complex Global Business: Mr. Chamandy oversaw Gildan’s growth to over $3 billion USD of annual sales and over $700 million USD of EBITDA. He led the expansion of Gildan’s operations into Central America and Bangladesh.
o	Notable Leadership Roles: In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation, through funding areas such as health and wellness, education, poverty, research, and the environment.
•	Peter Lee (U.S. Citizen), Co-Founder and Partner of Browning West, possesses extensive financial and capital allocation acumen, experience leading public company CEO searches, and brings substantial alignment with shareholders given that Browning West is one of the Issuer’s largest long-term shareholders. His experience is highly relevant given the current Board has recently taken actions that have destroyed substantial value for shareholders.
o	Extensive Financial and Capital Allocation Acumen and Prior Public Company Board Experience: Mr. Lee is a Partner and Co-Founder of Browning West, where he plays a leading role in investment research and capital allocation. Mr. Lee previously served on the board of Countryside Partnerships plc (“Countryside”), and he played a leading role in enabling the merger of Countryside and Vistry Group plc to create the largest homebuilder by volume in the U.K. Prior to joining Browning West, Mr. Lee worked at Criterion Capital Management, Grey Mountain Partners, and Lazard.
o	Experience Leading Public Company CEO Searches: The Partners of Browning West have co-led seven CEO or Chair searches at public companies, including co-leading a CEO search to resolve a weak succession plan at Countryside Properties plc, where Mr. Lee served as a director. If appointed to Gildan’s Board, Mr. Lee would harness all of Browning West’s resources to assist Gildan with succession planning and other matters.
o	Strong Alignment with Shareholders: If elected to the Board, Mr. Lee would bring a shareholder perspective and strong alignment to the boardroom, considering Browning West is one of Gildan’s top long-term shareholders. Mr. Lee has been deeply involved in the firm’s investment in Gildan, having conducted 46 meetings with senior leadership and multiple visits to the Company’s manufacturing sites.
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CUSIP No. 375916103

•	Karen Stuckey (U.S. Citizen), Former Senior Vice President at Walmart Inc. (NYSE: WMT), has extensive experience in apparel, led large-scale businesses with an international presence, and operated within a low-cost business model. Her experience is highly relevant given the Issuer’s low-cost business model and the fact that no current Gildan directors have mass market apparel experience.
o	Extensive Expertise in Apparel, Including Private Label: Ms. Stuckey has nearly two decades of experience as a senior leader at Walmart Inc. (“Walmart”), most recently as Senior Vice President, Private Brand within the General Merchandise segment. In this role, Ms. Stuckey led the development of Walmart’s private label strategy across more than 100 verticals, including apparel. It is noteworthy that she was responsible for introducing Gildan private label products at Walmart. Ms. Stuckey also served as President of the Casualwear Division of Hanesbrands Inc. (NYSE: HBI) from 2000 to 2004, which was a competitor to Gildan at the time. These experiences are highly relevant as she can provide both a competitor’s and customer’s perspective on Gildan and would be the first member of the Board with direct mass market apparel product knowledge.
o	Experience Operating Businesses of Significant Scale: Ms. Stuckey oversaw a segment with over $40 billion USD in annual revenues with full P&L responsibility and led the development of strategy and operational execution. Walmart operates more than 10,500 retail stores across 24 countries and is the world’s largest private employer.
o	Experience Operating Internationally with a Global Supply Chain: Ms. Stuckey oversaw global operations with a sourcing budget of over $20 billion USD and a supply chain across multiple continents. Ms. Stuckey has direct experience working in countries in which Gildan operates throughout Central America and Asia.
o	Operated Within a Low-Cost Business Model: During a nearly two-decade career at Walmart, Ms. Stuckey was steeped in a culture and operating model that emphasized the importance of low-cost operations. The success of Walmart’s low-cost model is widely considered one of the great case studies in long-term value creation.
•	J.P. Towner (Canadian Citizen), Former Chief Financial Officer of Dollarama Inc. (TSX: DOL) and Current Chief Financial Officer of RONA inc., has extensive experience working in low-cost vertically integrated businesses focused on value-oriented consumer products with successful founders and has a track record of delivering strong financial results. His experience is highly relevant given Gildan’s focus on vertical integration and maintaining a low-cost advantage.
o	Experience in Vertically Integrated Businesses Focused on Value-Oriented Consumer Products: Mr. Towner is the former Chief Financial Officer of Dollarama Inc. (“Dollarama”), a $23 billion USD enterprise value vertically integrated retailer focused on value-oriented products based in Canada. Dollarama is vertically integrated through sourcing, distribution, and retail and focuses on delivering the best value to its customers in Canada, which is highly relevant to Gildan’s own vertically integrated and low-cost business model. In addition to its Canadian operations, Dollarama also operates a highly successful multi-national strategy across four countries in Central and South America. During Mr. Towner’s tenure, Dollarama’s revenue grew at nearly 14% annually and earnings per share grew at nearly 25% annually. These strong operating results underpinned a total return of 84% and an annualized return of 27% for Dollarama’s stock during Mr. Towner’s tenure.
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CUSIP No. 375916103

o	Track Record of Delivering Strong Financial Results: Mr. Towner is a seasoned finance executive with more than 15 years of experience in corporate and financial strategy, capital markets, and risk management. As Chief Financial Officer of Dollarama, Mr. Towner contributed to a highly successful capital allocation strategy and returned significant value to shareholders; in addition he was instrumental in improving Dollarama’s EBITDA margins. He currently serves as the Chief Financial Officer of RONA inc. (“RONA”), one of Canada's leading home improvement retailers, currently owned by a private equity firm. RONA generated over $5 billion USD in revenue in 2022, operating or servicing 425 corporate and affiliated dealer stores with a team of 22,000 employees. Mr. Towner also spent five years as Executive Vice-President and Chief Financial Officer of Pomerleau Inc. (“Pomerleau”), one of the largest construction companies in Canada, which generated nearly $2.4 billion USD in revenue in 2021. During his tenure, he contributed to increasing the revenue and profitability of Pomerleau’s operations by 3x and 5x, respectively. Additionally, Mr. Towner spent nearly 10 years with BMO Capital Markets.
o	Experience Working with Founders of Highly Successful Businesses: Mr. Towner has worked extensively with independent board members and board committees of public and private companies, as well as representatives from the founding families of Dollarama and Pomerleau.

A copy of each of the December 14 Letter, December 20 Letter and December 29 Letter, is attached hereto as an exhibit and incorporated herein by reference.

The Reporting Persons have carefully and meticulously compiled a slate of five highly qualified director candidates to replace the incumbent Board. The five director candidates have strong track records of value creation, relevant industry and corporate governance experience, as well as proven management and board service pedigrees.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 172,199,799 Shares outstanding as of October 31, 2023, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 2, 2023.

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CUSIP No. 375916103

A.	Browning West
(a)	Browning West, as the investment manager to the Browning West Fund, may be deemed to beneficially own the 8,640,448 Shares held by the Browning West Fund.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,640,448
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,640,448

(c)	The transactions in the Shares by Browning West on behalf of the Browning West Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Nabi
(a)	As the managing member of Browning West UPG and Chief Investment Officer of Browning West, Mr. Nabi may be deemed to beneficially own the 8,640,448 Shares beneficially owned by Browning West.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,640,448
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,640,448

(c)	Mr. Nabi has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by Browning West on behalf of the Browning West Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 8, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

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CUSIP No. 375916103

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	December 14 Letter.
99.2	December 20 Letter.
99.3	December 29 Letter.
99.4	Joint Filing Agreement, dated January 8, 2024.

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CUSIP No. 375916103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2024

Browning West, LP

By:	/s/ Samuel Green
	Name:	Samuel Green
	Title:	Chief Compliance Officer and Chief Financial Officer

/s/ Usman Nabi
Usman Nabi

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CUSIP No. 375916103

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

Browning West, LP
(On Behalf of the Browning West Fund)

Purchase of Common Shares	75,000	34.4822	12/15/2023
Purchase of Common Shares	350,000	33.9295	12/18/2023
Purchase of Common Shares	1,162,900	34.7651	12/19/2023
Purchase of Common Shares	200,000	33.1561	12/28/2023
Purchase of Common Shares	207,000	33.3455	12/29/2023